SEC Mail P[redacted]

10028571

UNITED STATES
[redacted]CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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NNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LavaFlow Inc. [redacted]

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 8 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

95 Morton Street, 7th floor
(No. and Street)

New York (City) N.Y. (State) 10014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-657-8435
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name)*

345 Park Ave. (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report* be *covered* by *the opinion of an independent public accountant must* be *supported* by *a statement of facts and circumstances relied on as the basis for the exemption.* See *Section 240. 17a-5(e)*(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

March 1, 2010

State of New York)
) SS:
County of New York)

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2009 and supplementary schedules pertaining to LavaFlow, Inc. are true and correct, and that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2009 and supplementary schedules will promptly be made available to LavaFlow, Inc. and subsidiary members whose signatures do not appear below.

Ramsey Saliba
Chief Financial Officer

Subscribed and sworn to before me
this 1st day of March 2010.

LINDA A. STAITI
Notary Public, State of New York
No. 01ST4963940
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires March 19, 2010

KPMG

LAVAFLOW, INC.

(A wholly owned subsidiary of Citigroup Financial Products, Inc.)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
LavaFlow, Inc.:

We have audited the accompanying statement of financial condition of LavaFlow, Inc. (a wholly owned subsidiary of Citigroup Financial Products, Inc.) (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LavaFlow, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 1, 2010

LAVAFLOW, INC.
(A wholly owned subsidiary of Citigroup Financial Products, Inc.)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	93,474,860
Receivables from affiliates		62,408,383
Receivables from broker dealers and exchanges		16,264,573
Deposits with clearing organizations		2,737,000
Property, equipment and leasehold improvements, net of accumulated depreciation and amortization of $87,366,149		15,496,730
Intangible assets, net		11,137,716
Other assets		344,889
Total assets	$	201,864,151
Liabilities and Stockholder's Equity		
Liabilities:		
Payables to affiliates	$	35,994,393
Accounts payable and accrued expenses		9,575,605
Total liabilities		45,569,998
Stockholder's equity:		
Common stock, $0.01 par value. Authorized, issued and outstanding 1,000 shares		10
Additional paid-in capital		144,373,772
Retained earnings		11,920,371
Total stockholder's equity		156,294,153
Total liabilities and stockholder's equity	$	201,864,151

See accompanying notes to statement of financial condition.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

LavaFlow, Inc., (the Company) is a wholly owned subsidiary of Citigroup Financial Products, Inc., (the Parent). The Company's ultimate parent is Citigroup Inc. (Citigroup). The Company is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (the FINRA).

The Company is authorized to perform trade-matching activities in the equities market and to operate the LavaFlow Electronics Communications Network (ECN). Under a SEC No-Action Letter dated January 11, 2006 and renewed on June 28, 2006 the Company can charge market participants a fee for accessing their quote. The SEC notes that Rule 610(c) of Regulation NMS, 17 CFR 242.610(c), generally limits the fee that a trading center may charge for accessing a protected quotation to no more than $0.003 per share. The Company currently pays a rebate of ($0.0024) per share for shares executed that add liquidity, and charges a fee of $0.0022 per share for shares executed that remove liquidity if a subscriber's attributable market participant identification (MPID) executes a minimum of 50,000 shares average daily volume. If the minimum average daily volume is not reached, subscribers will be charged $0.0027 per share for shares executed that remove liquidity. For securities priced below $1, the Company does not rebate for share executed that add liquidity, and the Company charges 0.2% (i.e., 20 basis points) of the total dollar value of shares executed that remove liquidity. The Company does not pay rebates for fully hidden orders with zero display. In this context adding liquidity generally refers to orders sent to the ECN at a price which is not immediately executable and that posts to the ECN's order book, while removing liquidity generally refers to orders sent to the ECN at a price which is immediately executable against an order resting on the ECN's order book.

The Company also is approved to self-clear its equities trades. The Company does not provide retail brokerage services.

On December 31, 2009, in conjunction with the sale of an affiliate, certain assets of that affiliate were distributed to the Parent who simultaneously contributed certain of those assets to the company via a capital contribution of $78,713,427.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(c) Receivables from Broker Dealers and Exchanges

The Company has receivables from brokers and dealers, exchanges and ECN's. There is a policy in place to set up a reserve for uncollected balances that are greater than 120 days old.

(d) Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make

estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. The Company uses estimates in analyzing the carrying value and need for impairment charges related to intangible assets and potential provisions for losses that may arise from credit related exposures on receivables from broker dealers and exchanges. While management makes its best judgment, actual amounts or results could differ from those estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

(e) Concentration of Credit Risk

The Company maintains its cash accounts with two banking institutions. The total cash balances are insured by the F.D.I.C. up to $250,000 per each financial institution. At December 31, 2009, the Company had cash balances on deposit that exceeded the fully insured amounts by $92,974,860.

(f) Intangible Assets

Under FASB guidance, intangible assets deemed by the Company to have indefinite lives are not amortized, but are subject to annual impairment tests. The Company performed the required impairment test in December 2009 of its indefinite-lived intangible assets.

In addition, an existing intangible asset was contributed to the Company, through a capital contribution from the Parent, in conjunction with the sale of an affiliate. The intangible asset represents the value of the equity customer contracts that initially resided with that affiliate as part of its initial purchase on August 1, 2004 by Citicorp Funding Partners, Inc. This intangible asset has a finite life of a further seven years.

(2) Deposits with Clearing Organizations

The Company has a $2,727,000 deposit with the National Securities Clearing Corp. and a $10,000 deposit with the Depository Trust & Clearing Corp. (the DTCC), the organizations of which it is a member to self-clear.

(3) Related Party Transactions

(a) Receivables from and Payables to Affiliates

Receivables from and payables to affiliates represent non-interest bearing receivables/payables resulting from payment of income taxes, payroll and vendor expenditures on behalf of the Company and cost reimbursement for services rendered for the benefit of the affiliates.

(4) Income Taxes

Under income tax allocation agreements with Citigroup Global Market Holdings, Inc. (CGMHI) (the indirect parent) and Citigroup Inc. (the ultimate parent), the Company's U.S. federal, state and local income taxes are provided on a separate entity basis and are subject to the utilization of tax attributes in Citigroup's consolidated income tax provision. Pursuant to an agreement with CGMHI which allows for current treatment of all temporary differences the Company treats such differences currently and includes the tax effect on such differences in the "Payables to affiliates" on the accompanying Statement of

Financial Condition, except for certain tax liabilities expected to be payable as a separate taxpayer. In the absence of such an agreement, the Company would have reported at December 31, 2009 deferred tax assets of $50,546,613 comprised of the following:

Deferred tax assets:		
Depreciation/amortization	$	49,970,389
Compensation		621,532
Bad debt / other		(45,308)
	$	50,546,613

In connection with the disposal of an affiliate, an existing intangible asset representing the value of equity customer contracts and certain other assets were contributed to the Company. For tax purposes, this transaction was a deemed distribution which resulted in a deferred intercompany gain of $133,000,000 recognized by the affiliate and a stepped up tax basis in the assets assigned to the Company of $133,000,000. The Company's stepped up basis is amortizable over 15 years for tax purposes. In order to reflect the future tax benefit of the stepped up basis, the Company has recognized $54,449,222 within "Receivables from affiliates" and "Additional paid-in capital" in the accompanying Statement of Financial Condition.

During the year, the Company paid $8,075,522 in income tax payments to the Parent. At December 31, 2009 the Company had income taxes payable to Parent of $1,373,480 included within "Payables to affiliates" on the accompanying Statement of Financial Condition.

The Company has no uncertain tax positions, and accordingly maintains no tax reserves.

(5) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (SEC Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items.

In addition, the Company is contractually obligated by the DTCC to maintain a minimum of $500,000 in excess of the SEC net capital requirement. The total DTCC capital requirement was $750,000 on December 31, 2009.

At December 31, 2009, the Company had net capital of $55,431,896, which exceeded its SEC required net capital by $55,181,896 and the DTCC's requirement by $54,681,896.

(6) Fair Value Measurement Items on a Nonrecurring Basis

The Company is required to measure its intangible assets at fair value on a nonrecurring basis if evidence exists that the carrying value is not recoverable and its carrying amount exceeds its current fair value. The Company measured its intangible assets at fair value on a nonrecurring basis and included these assets within Level 3 under the FASB guidance. The Company classifies Level 3 assets when valuations are

derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Intangible assets with a carrying amount of $1,138,200 were written down to their fair value, resulting in a charge of $73,525.

(7) Subsequent Events

Under recently issued FASB guidance, management must evaluate events and transactions that occur after the balance sheet date through the date the financial statements are issued and determine the circumstances under which such events or transactions must be recognized in the statement of financial condition.

The Company has evaluated whether events or transactions have occurred after December 31, 2009 that would require recognition or disclosure in this statement of financial condition through March 1, 2010, which is the date of issuance of this statement of financial condition. No such transactions required recognition in the statement of financial condition for the year ended December 31, 2009.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
LavaFlow, Inc.:

In planning and performing our audit of the financial statements of LavaFlow, Inc. (the Company) (a wholly owned subsidiary of Citigroup Financial Products, Inc.), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 1, 2010